Annual General Meeting approves higher dividend of EUR 1.00

Berlin, April 14, 2005 - The Annual General Meeting of Schering AG, Germany (FSE: SCH, NYSE: SHR) today approved a dividend of EUR 1.00 per share as proposed by the Executive Board and the Supervisory Board. With 190 million outstanding shares, the total dividend pay-out for the fiscal year 2004 amounts to EUR 190 million.

"2004 was an excellent business year for Schering AG. By increasing the dividend, we are sharing this success with our shareholders," said Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG. "With our the FOCUS Initiative, we have laid the foundation for future profitable growth in 2005 and beyond."

In addition to the approval of the dividend increase, the Annual General Meeting approved the proposal for the change of the remuneration structure of the Supervisory Board, translating into a reduction of individual remuneration components. Furthermore, the Executive Board received authorization to acquire up to 15 million treasury shares.

Additional information
63.8 million shares (33.6%) were represented at this year's Annual General Meeting.

Schering AG will publish the Interim Report for the first quarter 2005 on April 25, 2005.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Media Relations: Dr. Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Investor Relations: Niels Matusch, T: +49-30-468 150 62, niels.matusch@schering.de


Find additional information at: www.schering.de/eng